                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                           Fireplace Manufacturers Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  318216108
           --------------------------------------------------------
                                 (CUSIP Number)
                  Jane Iovine                 714-549-7782
                  2701 S. Harbor Blvd, Santa Ana, CA 92704
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 27, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No. 318216108                   13D                 Page  2  of  3  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

John D. Hornsby
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
       USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power    412,748
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power     50,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power    412,748
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power     50,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       462,748
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       13.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

     a) Common Stock

     b) Fireplace Manufacturers Inc, 2701 S. Harbor Blvd, Santa Ana, CA 92704



ITEM 2.  IDENTITY AND BACKGROUND

     a) John D. Hornsby

     b) 2701 S. Harbor Blvd; Santa Ana, CA 92704

     c) Chief Operating Officer, and Secretary of Fireplace Manufacturers Inc., 2701 S. Harbor Santa Ana, CA 92704

     d) N/A

     e) N/A

     f) USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal Funds of $38,000 were used to make this purchase.





ITEM 4.  PURPOSE OF TRANSACTION

     To increase ownership in Fireplace Manufacturers Inc.





ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     a) In the aggregate, Mr. Hornsby beneficially owns 462,748 shares of the Issuer, including 50,000 shares which are held by Mr. Hornsby and Deborah Lee Hornsby as co-trustees of the Hornsby Family Trust. The 462,748 shares represent 13.4% of the common stock of the Issuer.

     b) John Hornsby has sole voting and investment power over 412,748 of the above referenced 462,748 shares. 50,000 of the above 462,748 are held by Mr. Hornsby and Deborah Lee Hornsby as co-trustees of the Hornsby Family Trust.

     c) On March 27, 1997, Mr. Hornsby purchased 50,000 shares of common stock of the Issuer at $0.76 per share from Fireplace Manufacturers Incorporated.

     d) Not Applicable

     e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None





ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None





                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                         4/1/97
                                       ----------------------------------------
                                       (Date
                                         /s/ John Hornsby
                                       ----------------------------------------
                                       (Signature)
                                         John D. Hornsby, COO, Secretary
                                       ----------------------------------------
                                       (Name/Title)